SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 4)*

                                Imperial Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452556-10-3
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Phillip M. Bardack
                             16633 Ventura Boulevard
                                    Suite 510
                                Encino, CA 91436
                                 (818) 784-3552
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 30, 2000
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                            --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 2 OF 7 PAGES
--------------------------------                            --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Graziadio Family Trust
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-6556063
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(A)[ ] (B)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California, U.S.A.

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,256,344

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,256,344
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            2,256,344
     WITH
               -----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,256,344

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,256,344

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.04%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

--------------------------------                            --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 3 OF 7 PAGES
--------------------------------                            --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Phillip M. Bardack

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(A)[ ] (B)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      3,894

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,256,344
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            3,894
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,256,344

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,260,238

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.05%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

--------------------------------                            --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 4 OF 7 PAGES
--------------------------------                            --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Stevan R. Calvillo

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(A)[ ] (B)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      18,650

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,256,344
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            18,650
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,256,344

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,274,994

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.08%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

--------------------------------                            --------------------
CUSIP NO. 001947100               SCHEDULE 13D              PAGE 5 OF 7 PAGES
--------------------------------                            --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     William R. Lang

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(A)[ ] (B)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,256,344
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,256,344

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,256,344

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.04%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

                                                            --------------------
                                                            PAGE 6 OF 7 PAGES
                                                            --------------------


INTRODUCTION

      This Amendment No. 4 relates to the Schedule 13D filed on behalf of the Graziadio Family Trust (the "Trust") with the Securities and Exchange Commission on April 2, 1981, as amended by Amendment No. 1 thereto filed on March 23, 1988, Amendment No. 2 thereto filed on December 30, 1999 and Amendment No. 3 thereto filed on January 27, 2000 (collectively, the "Schedule 13D"). Item 5 of the
Schedule 13D is amended and supplemented as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) The reporting persons are beneficial owners of the Issuer's common stock as follows:

                              Aggregate Number of Shares
           Name                   Beneficially Owned            Percentage
----------------------------  --------------------------  ----------------------
Graziadio Family Trust                 2,256,344                     5.04%
Phillip M. Bardack                     2,260,238                     5.05%
Stevan R. Calvillo                     2,274,994                     5.08%
William R. Lang                        2,256,344                     5.04%





            The shares beneficially owned by Mr. Calvillo exclude approximately 300,000 shares beneficially owned by Mr. Calvillo's wife.

            (B)               GRAZIADIO       PHILLIP M.
                            FAMILY TRUST.       BARDACK         STEVAN R. CALVILLO      WILLIAM R. LANG
                            -------------       -------         ------------------      ---------------

SOLE POWER TO VOTE/
DIRECT VOTE                    2,256,344           3,894               18,650                      0

SHARED POWER TO
VOTE/ DIRECT VOTE              2,256,344       2,256,344            2,256,344              2,256,344

SOLE POWER TO
DISPOSE/ DIRECT
DISPOSITION                    2,256,344           3,894               18,650                      0

SHARED POWER TO
DISPOSE/DIRECT
DISPOSITION                    2,256,344       2,256,344            2,256,344              2,256,344


            (c) On June 30, 2000, in a private transaction, the Trust sold 1,000,000 shares of the Issuer's common stock to Ginarra Holdings, Inc. at a price of $15 per share. The Trust owns all of the outstanding common stock issued by Ginarra Holdings, Inc. Louis Graziadio, III is the Chief Executive Officer of Ginarra Holdings Inc. and the settlor of the Trust. Other than this transaction, none of the reporting persons has traded in the Company's stock during the 60 day period preceding this filing.

                                                            --------------------
                                                            PAGE 7 OF 7 PAGES
                                                            --------------------



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 10, 2000


GRAZIADIO FAMILY TRUST



By: /s/ Phillip M. Bardack
    ---------------------------------
    Phillip M. Bardack, Trustee



By: /s/ Stevan R. Calvillo
    ---------------------------------
    Stevan R. Calvillo, Trustee



By: /s/ William R. Lang
    ---------------------------------
    William R. Lang, Trustee